Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Endeavour Silver Corp. (“Endeavour”)
301 – 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

Item 2.	Date of Material Change

July 24, 2012

Item 3.	News Release

News Release dated August 7, 2012 was disseminated through Marketwire.

Item 4.	Summary of Material Change

Endeavour entered into a $75 million secured revolving term credit facility with The Bank of Nova Scotia.

Item 5.1	Full Description of Material Change

On August 7, 2012, Endeavour announced that it entered into a US$75 million secured revolving term credit facility ("Facility") with The Bank of Nova Scotia (“Scotiabank”) pursuant to a credit agreement made as of July 24, 2012 between Endeavour and Scotiabank. The credit limit available under the Facility will reduce by US$25 million on each of July 24, 2013 and July 24, 2014 and will mature on July 24, 2015. The Facility is for general corporate purposes and is principally secured by a pledge of Endeavour’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi S.A de C.V., Minas Bolanitos S.A. de C.V. and Compania Minera del Cubo S.A. de C.V. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR or 1.75% to 3.25% per annum over Scotiabank’s Base Rate in Canada based on Endeavour’s total indebtedness to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. Endeavour also agreed to pay a standby fee of between 0.6875% and 1.05% per annum on undrawn amounts under the Facility and an issuance fee for letters of credit issued on behalf of Endeavour of between 2.75% and 4.25% per annum calculated on the face amount of each letter of credit, based on Endeavour’s total indebtedness to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including EBITDA leverage ratio, interest service coverage ratio and tangible net worth calculation, none of which are in breach. As at December 31, 2012, Endeavour has drawn US$9.0 million under the Facility.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Bradford J. Cooke, Chief Executive Officer
Telephone: (604) 685- 9775

Item 9.	Date of Report

March 20, 2013